UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 2, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-89618) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
·     Press Release dated March 2, 2007.
·     Press Release dated March 2, 2007.
·     Press Release dated March 9, 2007.
·     Press Release dated March 14, 2007.
·     Press Release dated March 19, 2007.
·     Press Release dated March 26, 2007.
·     Press Release dated March 30, 2007.
·     Press Release dated March 30, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 2, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Announces Open Season for Spearhead Pipeline Expansion
CALGARY, Alberta, March 2, 2007 — Enbridge Inc. (TSX: ENB (NYSE: ENB) today announced it will conduct a binding Open Season for Phase I of a two-phased expansion of the Spearhead Pipeline, which provides crude oil transportation between the Chicago area and Cushing, Oklahoma. Phase I will provide an incremental 65,000 barrels per day (bpd) of capacity.
The Phase I expansion Open Season, if fully subscribed, would increase the Spearhead Pipeline’s average annual capacity from the current 125,000 bpd to 190,000 bpd. Given the existing commercial arrangements on the Spearhead Pipeline, the Open Season offers 30,000 bpd of new firm capacity. The remaining 35,000 bpd of expansion capacity will be available to uncommitted shippers unless and until existing committed shippers exercise their right to commit to this capacity. The Open Season is soliciting shipper interest in executing binding commitments to transport specified volumes of crude oil — up to an aggregate 30,000 bpd average annual capacity — over a 10-year term on the expanded pipeline. The expansion is expected to be completed in early 2009.
Should shipper interest for incremental capacity greatly exceed the available firm capacity offered in the Phase I Open Season, it is Enbridge’s expectation that it would proceed with the Phase I expansion to 190,000 bpd and promptly initiate an Open Season for a Phase II expansion.
The Phase I Open Season will commence at noon CT, Friday, March 2, and will end at noon CT, Monday, April 2, 2007. Shippers desiring long-term service are requested to execute and submit completed and signed transportation service agreements (TSAs) to Enbridge affiliate, CCPS Transportation, LLC.
The Open Season documents are available on the Enbridge Inc. website at www.enbridge.com/spearhead.
More information about this open season is available by contacting:

Chris Martin	Kent Berry
Enbridge Energy Company, Inc.	Enbridge Energy Company, Inc.
1100 Louisiana, Suite 3300	1100 Louisiana, Suite 3300
Houston, Texas 77002 5217	Houston, Texas 77002 5217
(713) 821-2053	(713) 353-6341

Currently the Spearhead Pipeline, which began north-to-south service in March 2006, transports crude oil from the Chicago area (Griffith, Indiana) to Cushing, Oklahoma. Upon completion of Enbridge’s Southern Access Expansion, anticipated in early 2009, the Spearhead Pipeline will initiate from Flanagan, Illinois.
Spearhead was the first pipeline to provide continuous deliveries of crude oil sourced primarily from the Canadian oil sands region to the U.S. Midcontinent area. Spearhead is accessed via the Enbridge Lakehead System and has existing connection points at Griffith, Indiana and Jacksonville, Missouri.
This expansion project benefits both Canadian producers and U.S. refineries by providing cost-effective transportation for growing supplies of production from Western Canada’s oil sands to refineries in southern PADD II and beyond. Further, demand for crude oil transportation access to the Cushing Hub is anticipated to increase with the completion in 2009 of the second phase of the Southern Access expansion of the Enbridge Lakehead System.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Gina Gottenberg
Media
(403) 835-0416
Email: gina.gottenberg@enbridge.com
Enbridge Inc.
Larry Springer
Media
(713) 821-2253
Email: larry.springer@enbridge.com
or
Enbridge Inc.
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge to present at the RBC Capital Markets Canadian Energy Summit
CALGARY, Alberta, March 2, 2007 — Patrick D. Daniel, Enbridge Inc. President & Chief Executive Officer will be speaking at the RBC Canadian Energy Summit in Banff on Thursday, March 8, 2007 at 11:30 a.m. Mountain Standard Time.
To view the webcast, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Files Regulatory Application for Southern Lights Pipeline Project
CALGARY, Alberta, March 9, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced it has filed an application for regulatory approval for the Canadian facilities involved in the Southern Lights Pipeline Project with the National Energy Board. The total cost of the Southern Lights Pipeline Project, including the U.S. facilities subject to regulatory approvals, is US$1.3 billion.
The Southern Lights Pipeline Project responds to interest from shippers to enhance the availability of diluent for bitumen blending in Western Canada. Enbridge previously announced that it has received binding long-term commitments from shippers to ensure utilization of the line and endorsement of the Southern Lights Pipeline Project from the Canadian Association of Petroleum Producers.
Enbridge will construct the 180,000 barrel-per-day pipeline to transport diluent from the U.S. Midwest to Western Canada. The Southern Lights Pipeline Project will involve a combination of new construction, changes to Enbridge’s existing crude oil pipeline system, and utilization of existing facilities targeted for in-service in 2010. Also as part of this filing, Enbridge has included construction of the Canadian portion of a new 504-kilometre (313 mile) 20-inch (508-mm) crude oil pipeline to expand capacity of its existing mainline system by the end of 2008.
For details on Southern Lights Pipeline Project visit www.enbridge-expansion.com.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.	Enbridge Inc.
Glenn Herchak	Bob Rahn
Media	Investment Community
(403) 266-7906	(403) 231-7398
Email: glenn.herchak@enbridge.com	Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge to present at the 2007 First Energy Capital Oil Sands London Conference
CALGARY, Alberta, March 14, 2007 — Stephen J. Wuori, Enbridge Inc. Executive Vice President, Chief Financial Officer & Corporate Development, will be presenting at the FirstEnergy Oil Sands Conference in London on Monday, March 19, 2007 at 1:35 pm. GMT.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Ontario Wind Power Project Update
TORONTO, ON, March 19, 2007 — Enbridge announced today the Ontario Ministry of the Environment has confirmed that the Environmental Screening Report related to the Company’s 182 megawatt wind power project in Kincardine, Ontario has been accepted and the project will not be elevated to an individual Environmental Assessment. Enbridge believes this is a significant step towards construction of the wind farm.
Enbridge Ontario Wind Power has also received zoning approvals for the entire wind power project from both the Municipality of Kincardine and Bruce County. An Ontario Municipal Board hearing to address appeals related to the specific turbine sites is scheduled to begin on April 23, 2007.
The approximately $0.5 billion project will consist of 110 wind turbine generators, each capable of producing 1,650 kilowatts. The project is planned to produce enough renewable energy to supply up to 64,000 Ontario homes. Enbridge has executed a 20-year electricity purchase agreement with the Ontario Power Authority for all the power generated.

Enbridge Ontario Wind Power L.P. is owned by Enbridge Inc. Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. The Company also has investments in wind power and fuel cell projects. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Debbie Boukydis
Director, Public and Government Affairs
(416) 495-5682
Email: debbie.boukydis@enbridge.com
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Inc. 2006 Annual Report Now Available
CALGARY, Alberta, March 26, 2007 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that its 2006 Annual Report to Shareholders, including audited annual financial statements and Management’s Discussion and Analysis, is now available online by visiting www.enbridge.com/investor
Enbridge Inc. has filed this material with securities regulators and it also will be available on the Canadian Securities Administrators’ web site at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s web site at www.sec.gov.
Upon request, hard copies of the annual report will be provided free of charge by writing the company’s Investor Relations department at:
Enbridge Inc.
Investor Relations
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:

Media	Investment Community
Jennifer Varey	Bob Rahn
(403) 508-6563	(403) 231-7398
E-mail: jennifer.varey@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Supports the Province’s Leadership on Reducing Greenhouse Gas Emissions
TORONTO, March 30, 2007 — Enbridge Gas Distribution supports Ontario’s interest in reducing greenhouse gas emissions through participation in the Regional Greenhouse Gas Initiative (RGGI) and the Western Regional Climate Action Initiative.
“Climate change can’t be addressed in isolation,” said Glenn Beaumont, Vice President, Enbridge Gas Distribution. “We applaud the provincial government’s efforts to develop a clean energy policy here in Ontario and to explore new strategic partnerships that demonstrate the province’s commitment to ongoing dialogue and leadership on environmental issues. We are committed to working with the government to help make the vision of a clean energy future a reality.”
Enbridge is a leader in the development of clean energy technology and continues to look for new and innovative ways to use energy more efficiently and to increase the use of alternative energy technologies.
Since 1995, Enbridge Gas Distribution’s energy efficiency programs have helped avoid 5.5 million tonnes of carbon dioxide emissions and save about 2.9 billion cubic metres of natural gas. That’s equal to delivering natural gas to 955,000 homes for a year or taking 1.2 million cars off the road for a year.
Enbridge Gas Distribution has an almost 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge also has investments in wind power and fuel cell projects. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to more than 1.8 million customers Ontario, New York State, New Brunswick and southwestern Quebec.

Contacts:
Media:
Debbie Boukydis	Lisa McCarney-Warus
Tel: (416) 495-5682	Tel: (416) 495-5662
debbie.boukydis@enbridge.com	lisa.mccarney@enbridge.com

NEWS RELEASE
Enbridge Extends Open Season for Spearhead Pipeline Expansion
CALGARY, ALBERTA — March 30, 2007 - Enbridge Inc. (TSX:ENB)(NYSE:ENB) announced today that it has received significant interest from shippers for Phase I of a two-phased expansion of the Spearhead Pipeline through the Open Season which was announced March 2, 2007. The Spearhead Pipeline provides crude oil transportation between the Chicago area and Cushing, Oklahoma. Phase I will provide an incremental 65,000 barrels per day (bpd) of capacity.
In response to shippers’ requests for additional time to complete their analyses and secure necessary corporate approvals to enter into binding commitments, Enbridge has extended the Open Season until April 23, 2007 at noon CT. The Open Season was scheduled to close April 2, 2007 at noon CT. Shippers desiring long-term service are requested to execute and submit completed and signed transportation service agreements (TSAs) to Enbridge affiliate, CCPS Transportation, LLC. Enbridge has also modified certain terms of the TSA in response to shipper comments.
The Phase I expansion Open Season, if fully subscribed, would increase the Spearhead Pipeline’s average annual capacity from the current 125,000 bpd to 190,000 bpd. Given the existing commercial arrangements on the Spearhead Pipeline, the Open Season offers 30,000 bpd of new firm capacity. The remaining 35,000 bpd of expansion capacity will be available to uncommitted shippers unless and until existing committed shippers exercise their right to commit to this capacity. The Open Season is soliciting shipper interest in executing binding commitments to transport specified volumes of crude oil — up to an aggregate 30,000 bpd average annual capacity — over a 10-year term on the expanded pipeline. The expansion is expected to be completed in early 2009.
Should shipper interest for incremental capacity greatly exceed the available firm capacity offered in the Phase I Open Season, it is Enbridge’s expectation that it would proceed with the Phase I expansion to 190,000 bpd and promptly initiate an Open Season for a Phase II expansion.
The Open Season documents are available on the Enbridge Inc. website at www.enbridge.com/spearhead.
More information about this open season is available by contacting:

Chris Martin	Kent Berry
Enbridge Energy Company, Inc.	Enbridge Energy Company, Inc.
1100 Louisiana, Suite 3300	1100 Louisiana, Suite 3300
Houston, Texas 77002 5217	Houston, Texas 77002 5217
(713) 821-2053	(713) 353-6341
Currently the Spearhead Pipeline, which began north-to-south service in March 2006, transports crude oil from the Chicago area (Griffith, Indiana) to Cushing, Oklahoma. Upon completion of Enbridge’s Southern Access Expansion, anticipated in early 2009, the Spearhead Pipeline will initiate from Flanagan, Illinois.
Spearhead was the first pipeline to provide continuous deliveries of crude oil sourced primarily from the Canadian oil sands region to the U.S. Midcontinent area. Spearhead is accessed via the Enbridge Lakehead System and has existing connection points at Griffith, Indiana and Jacksonville, Missouri. This expansion project benefits both Canadian producers and U.S. refineries by providing cost-effective transportation for growing supplies of production from Western Canada’s oil sands to refineries in southern PADD II and beyond. Further, demand for crude oil transportation access to the Cushing Hub is anticipated to increase with the completion in 2009 of the second phase of the Southern Access expansion of the Enbridge Lakehead System.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Larry Springer
Media
(713) 821-2253
Email: larry.springer@enbridge.com
or
Enbridge Inc.
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com